SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 –

Company Registry (NIRE) 41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

News published in the media

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, communicates to its shareholders and the market in general that it is providing clarifications regarding a question about news published on February 29, 2024 in the newspaper Valor Econômico, under the title: "Copel records a profit of R$ 943.8 million in the 4th quarter, an increase of 51.2% on an annual basis", requested through Official Letter No. 53/2024/CVM/SEP/GEA-1, sent on 15 March 2024 by the Company Monitoring Management – 1 (“GEA-1”) of the Securities and Exchange Commission (“CVM”), which is transcribed below.

______________________________________________________________

Rio de Janeiro, March 15, 2024.

Official Letter No. 53/2024/CVM/SEP/GEA-1

To Mr.

Adriano Rudek de Moura

Investor Relations Director

Companhia Paranaense de Energia S.A.

Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê

Curitiba - PR

CEP: 81200-240

E-mail: ri@copel.com

c/c: emissores@b3.com.br

Subject: Request for clarification on News

Dear Director,

1. We refer to the news published on 02/29/2024 in the electronic media Valor Online, Companies section, under the title: "Copel records a profit of R$ 943.8 million in the 4th quarter, an increase of 51.2% on an annual basis", in which contain the following statements:

Copel's financial leverage, measured by net debt/Ebitda, ended 2023 at 1.9 times, benefiting from the primary public offering. However, the company's investments for 2024 involve R$4 billion in payment of the grant for the renewal of the Foz do Areia, Salto Segredo and Salto Caxias hydroelectric plants, which together add up to 4.2 GW of installed capacity.

In addition, another R$2.1 billion will be allocated to the distribution business with a view to increasing the customer base and tariff review. Another R$400 million is aimed at generation and transmission in upgrade, modernization and reinforcement and improvement projects. If the level of investments is maintained, the expectation is that investments will total R$9 billion between 2024 and 2025.

[...]

The financial director, Adriano Moura, emphasizes that in 2023, Copel made the largest investment in history in the distribution segment with an investment of R$2 billion for the modernization, expansion and automation of Paraná's electrical infrastructure. According to him, the objective is to double the investment base, maintaining the same level of contributions from 2024 in 2025.

2. In view of the foregoing, we determine that YOU. clarify the reasons why you understood that this is not a relevant fact, as well as comment on other information considered important, notably about the investments planned by the company.

3. It is worth noting that according to art. 3rd of CVM Resolution No. 44/21, the Investor Relations Director is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity where securities issued by the company are admitted. to trading, any relevant act or fact that occurred or is related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

4. Furthermore, we emphasize that the practice of disclosing to the market your future performance expectations (guidance), both short and long term, mainly with regard to the financial and operational aspects of your business, involves the preparation of quantitative projections.

5. In this sense, in compliance with the provisions of § 1 of art. 20 of CVM Resolution No. 80/22, we determine, if the statements in question are true, the updating of the corresponding items of the issuer's Reference Form.

6. Such manifestation must occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on CVM/B3 questions, subject: News Published in the Media, which must include the transcription of this letter. Compliance with this request for a statement through a Notice to the Market does not exempt the eventual determination of responsibility for failure to disclose a Material Fact in a timely manner, under the terms of CVM Resolution No. 44/21.

7. We warn that, by order of the Superintendency of Business Relations, in the use of its legal powers and, based on item II, of art. 9th, of Law No. 6,385/76, and in CVM Resolution No. 47/21, it will be possible to determine the application of a mandatory fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance of the requirement contained in this letter, sent exclusively by email, until 03/18/2024.

Yours sincerely,

______________________________________________________________

In response, the Company clarifies that Relevant Fact 04/23, published on 11/4/2023, available in the Empresas.NET system in the Relevant Facts category, according to protocol 014311IPE110420230104502705-36, informed about the publication in the Official Gazette of the Union “the value of granting concession for the generation of electrical energy from the group of Hydroelectric Power Plants (UHEs) Governor Bento Munhoz da Rocha Netto ('Foz do Areia'), Governor Ney Aminthas de Barros Braga ('Segredo'), and Governor José Richa ('Salto Caxias'), in the amount of R$ 3,719,428,214.95”.

On 11/14/2023, the Company released Market Notice 27/23, available on the Empresas.NET system, according to protocol 014311IPE141120230104524411-24, through which it revealed that the Board of Directors “approved, at its 240th Ordinary Meeting held on this date, the amount of R$2,432.2 million for the Investment Program ('Capex')”. Said statement also clarified that “the majority of it is allocated to Copel Distribuição with the permanent objective of increasing operational efficiency, reducing costs and composing the regulatory asset remuneration base (BRR)” and that the generation activity foresees “R$ 90.1 million for investments in improvements and reinforcements of its transmission lines”.

Subsequently, the payment of the grant bonus and Capex were detailed in the presentation (pages 51 and following) which appeared in Relevant Fact 19/23, published on 11/22/2023, available in the Empresas.NET system in the Relevant Facts category, according to protocol 014311IPE221120230104525205 -68. For a better understanding of the market, in addition to being included in Relevant Fact 19/23, the presentation was also published separately, in the Communications to the market category, type Presentations to market analysts/agents, on 11/22/2023, available in the Empresas.NET system, according to protocol 014311IPE221120230104525205-82.

Finally, information relating to the financial leverage of 1.9x was disclosed in the Company's financial statements for the year ended 12/31/2023, sent by the Empresas.NET system on 2/29/2024, at 7:20 pm, in the Economic-Financial Data category, type Complete Annual Statements, according to protocol 014311IPE311220230104535111-66. It is worth noting that the aforementioned Financial Statements also included information about the Grant Bonus and Investment Plan in the President's Message, as well as being included in the capital budget proposal to be submitted to the Company's General Meeting in accordance with applicable regulations.

Curitiba, March 18, 2024.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

acionistas@copel.com or +55 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 18, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.